Filed Pursuant to Rule 433
Registration No. 333-174629
July 21, 2011

Company Contact: Joseph T. Schepers Director, Investor Relations (800) 793-2145 ext. 3002 jschepers@pernixtx.com

Pernix Announces Pricing of $28 Million Underwritten Registered Direct Offering of Common Stock

Offering led by Aisling Capital and OrbiMed Advisors LLC

THE WOODLANDS, Texas, July 21, 2011 – Pernix Therapeutics Holdings, Inc. (NYSE: PTX), a specialty pharmaceutical company primarily focused on the sales, marketing, and development of branded and generic pharmaceutical products primarily for the pediatric market, today announced the pricing of an underwritten registered direct offering of 4,000,000 shares of common stock at a price of $7.00 per share. The offering, led by Aisling Capital and OrbiMed Advisors LLC, consists of 3,000,000 shares of primary stock and 1,000,000 shares of secondary stock.

The offering is expected to close on or about July 27, 2011, subject to the satisfaction of customary closing conditions.

Stifel Nicolaus Weisel is acting as the sole book running manager of the offering. Needham & Company, LLC and Duncan-Williams, Inc. are acting as co-managers for the offering.

Net proceeds from the sale of the shares of common stock to be sold by the Company, after underwriting discounts and commissions and estimated offering expenses, is expected to be approximately $19.4 million. The Company plans to use the net proceeds from the offering for future acquisitions and other general corporate purposes.

The offering was made pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission on May 31, 2011. Copies of the prospectus supplement and accompanying prospectus relating to the offering may be obtained, when available, from the Securities and Exchange Commission at http://www.sec.gov, or from Stifel, Nicolaus & Company, Incorporated, at One Montgomery Street, Suite 3700, San Francisco, California 94104, or by calling 415-364-2720.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the shares of common stock. Furthermore, Pernix and the selling shareholders will not sell any of the shares of common stock and have been advised by Stifel Nicolaus Weisel that the underwriters and their affiliates will not sell any of the shares of common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the shares under the securities laws of any such state or jurisdiction.

About Pernix Therapeutics Holdings, Inc.

Pernix Therapeutics Holdings, Inc. is a specialty pharmaceutical company primarily focused on the sales, marketing, and development of branded and generic pharmaceutical products primarily for the pediatric market.  The Company manages a portfolio of branded and generic products and Theobromine, a late-stage development product candidate. The Company’s branded products include its family of prescription treatments for cough and cold (Brovex®, Aldex® and Pediatex®) and CEDAX® (ceftibuten), an antibiotic for middle ear infections. Pernix also seeks to expand its portfolio of branded products through collaborations such as the co-promotion agreement with ParaPro, LLC to market Natroba™, an FDA-approved topical treatment for head lice. The Company promotes its branded products through an established U.S. sales force. Through its wholly-owned subsidiary, Macoven Pharmaceuticals, Pernix markets generic products, including authorized generic equivalents of the Company’s brands. Founded in 1996, the Company is based in The Woodlands, TX.

Additional information about Pernix is available on the Company’s website located at www.pernixtx.com.

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